Exhibit 35.2

Servicer Compliance Statement of Deere Credit Services, Inc.

I, Steven N. Owenson, Senior Vice President and Controller of Deere Credit Services, Inc., state:

A review of Deere Credit Services, Inc.’s activities for the period from October 29, 2018 through November 3, 2019 (the “Reporting Period”) and of Deere Credit Services, Inc.’s performance under the Sale and Servicing Agreement dated as of February 28, 2018 among John Deere Capital Corporation, John Deere Receivables, Inc. and John Deere Owner Trust 2018 has been made under my supervision, and to the best of my knowledge based on such review, Deere Credit Services, Inc. has fulfilled all its obligations under all relevant agreements in all material respects throughout the Reporting Period.

Date: January 10, 2020		Deere Credit Services, Inc.

	By:	/s/ Steven N. Owenson
Steven N. Owenson
Senior Vice President and Controller